

03054816

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 39969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Canterbury Consulting Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 16 2003

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 39969

02-022875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Canterbury Capital Services, Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive Suite 300
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. D. Bruce (949) 718-2240 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

18300 Von Karman Suite 800 (Address) Irvine (City) CA (State) 92612-1055 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. D. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Capital Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES R. KEARNY
Commission # 1270991
Notary Public - California
Orange County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Certified Public Accountants

CANTERBURY CONSULTING, INC.

(formerly Canterbury Capital Services, Inc.)

June 30, 2002

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Canterbury Consulting, Inc.

We have audited the accompanying statement of financial condition of Canterbury Consulting, Inc., (formerly Canterbury Capital Services, Inc.) as of June 30, 2002, and the related statements of earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Consulting, Inc. (formerly Canterbury Capital Services, Inc.) as of June 30, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
September 11, 2002

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 498,814
Receivable from clearing organizations	704,058
Customer and other receivables	901,052
Prepaid expenses	35,554
Deposits	138,193
Property and equipment, net	644,947
	$ 2,922,618

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 238,200
Accrued payroll and payroll taxes	735,688
Income taxes payable	70,252
Other accrued liabilities	24,927
Capital lease obligations	262,719
Deferred income tax liability	4,019
	1,335,805
Commitments and contingencies	-
Stockholders' equity	
Class A voting common stock; no par value; 500,000 shares authorized; 219,296 shares issued and outstanding	815,138
Retained earnings	771,675
	1,586,813
	$ 2,922,618

The accompanying notes are an integral part of this statement.

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF EARNINGS

Year ended June 30, 2002

Revenues	
Commissions on securities transactions	$ 4,544,239
Consulting fee income	3,533,228
Other fees and income	636,111
Total revenues	8,713,578
Expenses	
Employee compensation and benefits	5,855,422
Floor brokerage and clearance fees	544,525
Communications	227,515
Occupancy	739,090
General and administrative	1,018,101
Interest	36,382
Total expenses	8,421,035
Income before income taxes	292,543
Provision for income taxes	120,228
NET INCOME	$ 172,315

The accompanying notes are an integral part of this statement.

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2002

	Common Stock		Notes Receivable		Total
	Shares Outstanding	Amount	Stock Purchase	Retained Earnings	Stockholders' Equity
Balances at June 30, 2001	205,000	$ 725,817	$ (70,740)	$ 599,360	$ 1,254,437
Issuance of common stock	19,034	116,473	-	-	116,473
Repurchase and retirement of common stock	(4,738)	(27,152)	-	-	(27,152)
Collection of notes receivable	-	-	70,740	-	70,740
Net income	-	-	-	172,315	172,315
Balances at June 30, 2002	219,296	$ 815,138	$ -	$ 771,675	$ 1,586,813

The accompanying notes are an integral part of this statement.

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2002

Cash flows from operating activities:	
Net income	$ 172,315
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	178,327
Deferred income taxes	14,539
Loss on sale of assets	31,869
Changes in assets and liability accounts	
Increase in receivable from clearing organization	(192,315)
Decrease in other receivables	214,866
Increase in prepaid expenses	(4,628)
Increase in deposits	(104,195)
Decrease in accounts payable	(235,664)
Decrease in accrued payroll and payroll taxes	(28,426)
Increase in income taxes payable	58,957
Increase in other accrued liabilities	3,785
Net cash provided by operating activities	109,430
Cash flows from investing activities:	
Purchases of property and equipment	(165,712)
Cash flows from financing activities:	
Proceeds from issuance of common stock	116,473
Collection of notes receivable from stockholders	70,740
Repurchase and retirement of common stock	(27,152)
Payments on capital lease obligations	(70,963)
Net cash provided by financing activities	89,098
Net increase in cash and cash equivalents	32,816
Cash and cash equivalents at beginning of year	465,998
Cash and cash equivalents at end of year	$ 498,814
Cash paid during the year for:	
Interest	$ 35,599
Income taxes	$ 66,337

The accompanying notes are an integral part of this statement.

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Canterbury Consulting, Inc. (the "Company"), formerly Canterbury Capital Services, Inc. was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of S.I.P.C.

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received and include primarily insurance commissions and fees earned on idle customer funds.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

Derivatives and Hedging

The Company does not engage in derivatives or hedging activities.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of June 30, 2002, the Company's capital lease obligations have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

NOTE B - CONCENTRATION OF CREDIT RISK

As of June 30, 2002, the Company has checking and money market funds on hand in financial institutions which exceed depositor's insurance provided by the applicable guaranty agency by $334,924.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At June 30, 2002, amounts held by and receivable from First Clearing totaled $568,400.

In connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at June 30, 2002 and (ii) blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At June 30, 2002, the Company has $500,000 of blanket brokers bond insurance in effect.

The Company also has a clearing agreement with Bankers Trust Private Banking, Deutsche Bank Group ("Bankers Trust") dated June 24, 1999, whereby Bankers Trust acts as a clearing broker providing various services on behalf of certain of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. On a monthly basis, Bankers Trust remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At June 30, 2002, amounts held by and receivable from Bankers Trust totaled $135,658.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30, 2002:

Furniture and equipment	$ 614,366
Leasehold improvements	113,638
Computer equipment and software	306,608
	1,034,612
Less accumulated depreciation and amortization	(389,665)
	$ 644,947

Depreciation and amortization expense totaled $178,327 for the year ended June 30, 2002.

NOTE E - CAPITAL LEASE OBLIGATIONS

The Company leases certain furniture and equipment under capital leases. Lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five-year periods. Certain reproduction equipment leases require additional monthly payments totaling $5,030 through June 2006, for technical support and maintenance and require the Company to pay contingent rent for excess usage. The Company is also responsible for the cost of repairs, insurance and property taxes.

At June 30, 2002, the carrying amount of leased assets included in property and equipment is $261,207.

Future minimum payments for assets under capital leases as of June 30, 2002, are as follows:

Year ending June 30:	
2003	$100,664
2004	93,078
2005	77,642
2006	40,587
	311,971
Less amount representing interest	(49,252)
Present value of future minimum lease payments	$262,719

NOTE F - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its principal office space under a lease agreement expiring in January 2008. The minimum commitment under the lease approximates $31,170 per month through the expiration date. The Company is also responsible for executory costs such as property taxes and common area operating costs. The Company also leases additional office space under a non-cancelable operating lease which expires March 2005. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. Both of the above leases were classified as operating leases. Rent expense for the year ended June 30, 2002 was $416,686.

NOTE F - COMMITMENTS AND CONTINGENCIES - Continued

Future minimum rental payments required under these operating leases as of June 30, 2002, are as follows:

Year ending June 30:	
2003	$ 407,108
2004	408,741
2005	400,984
2006	374,040
2007	374,040
Thereafter	218,190
	$2,183,103

Guarantees

The Company is contingently liable and has guaranteed debt of certain employees of the Company payable to a bank aggregating approximately $68,000 at June 30, 2002. The Company is obligated to repay such debt in the event employees cease employment. The debt matures through February 15, 2007.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE G - INCOME TAXES

The components of the provision for income taxes for the year ended June 30, 2002 are as follows:

Current	
Federal	$ 96,030
State	9,659
	105,689
Deferred	
Federal	10,223
State	4,316
	14,539
	$120,228

A reconciliation of the income tax expense to the amount of income tax expense that would result from applying the federal statutory rate (34%) to income before income taxes as of June 30, 2002 is as follows:

	Amount	Percent
Provision for income taxes at statutory rate	$ 92,340	34.0%
State income taxes, net of federal income tax benefit	15,845	5.8
Limitation on meals and entertainment	11,794	4.3
Other	249	.2
	$120,228	44.3%

Deferred tax assets and liabilities include the following components as of June 30, 2002:

Deferred tax assets	
Accrued vacation	$ 9,108
Contribution carryforwards and other	6,368
Total deferred tax assets	15,476
Deferred tax liabilities	
Depreciation	(19,495)
Net deferred tax liability	$ (4,019)

NOTE H - PENSION PLAN

The Company has a defined contribution profit sharing plan with a tax favored employee voluntary salary deferral plan in accordance with Internal Revenue Code Section 401(k). The plan covers substantially all employees of the Company. Employer contributions are discretionary up to a maximum amount allowed by law. Participants vest in employer contributions 20% per year over five years. During the year ended June 30, 2002, the Company provided $170,436 in contributions to the plan.

NOTE I - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2002, the Company had net capital of $349,649, which was $249,649 in excess of its required minimum net capital of $100,000. The Company's net capital ratio at June 30, 2002 was 3.07 to 1.

NOTE J - SUBSEQUENT EVENTS

Effective July 1, 2002, the Company changed its name from Canterbury Capital Services, Inc. to Canterbury Consulting, Inc.

On July 26, 2002, the Company purchased 54,500 shares of common stock from a stockholder for $312,323. The Company financed a portion of the purchase price with an unsecured note: principal amount of $250,000 due August 1, 2006; bearing interest at the bank's reference rate (4.75% as of June 30, 2002) payable monthly.

SUPPLEMENTARY INFORMATION

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

Net capital		
Total stockholder's equity qualified for net capital		$ 1,586,813
Add:		
Other (deductions) or allowable credits -		
Actual tax liability on nonallowable assets		120,228
Total capital and allowable subordinated liabilities		1,707,041
Deductions and/or charges		
Nonallowable assets:		
Prepaids expenses	$ 35,554	
Deposits	36,992	
Property and equipment, net	382,228	
Customer and other receivables	901,052	(1,355,826)
Net capital before haircuts on securities positions		351,215
Haircuts on securities positions		
A. Money market funds	$ 1,278	
B. Undue concentration	288	(1,566)
Net capital		$ 349,649
Aggregate Indebtedness		
Items included in statement of financial condition:		
Total liabilities		$ 1,335,805
Less: Non-recourse capital lease obligations		(262,719)
Total aggregate indebtedness		$ 1,073,086

Canterbury Consulting, Inc.
(formerly Canterbury Capital Services, Inc.)

SCHEDULE I - CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

Computation of Basic Net Capital Requirement		
Minimum dollar net capital required	$	100,000
Minimum net capital required (ratio 15 to 1)		71,539
Minimum net capital required	$	100,000
Excess net capital	$	249,340
Excess net capital at 1000 percent	$	242,340
Ratio: Aggregate indebtedness to net capital		3.07
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2002)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	768,020
Change in other allowable credits:		
Actual tax liability on non-allowable assets		(216,246)
Adjustments relating to non-allowable assets:		
Property and equipment		71,351
Customer and other receivables		(56,371)
Deferred tax asset		10,521
Other adjustments:		
Consulting fee income and fees		55,448
Payroll and other expenses		(206,516)
Depreciation expense		(70,192)
Other		(6,366)
Net capital	$	349,649

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Canterbury Consulting, Inc.

In planning and performing our audit of the financial statements of Canterbury Consulting, Inc. (formerly Canterbury Capital Services, Inc.), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has

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18300 Von Karman Avenue
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T 949.553.1600
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Grant Thornton LLP

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Irvine, California
September 11, 2002